Everyone goes to the dentist. Almost no one enjoys it.

We are developing S-WAVE™, a smartphone-connected 3D ultrasound tray designed to turn routine dental scans into something you can do at home, in a few minutes, with a licensed dentist reviewing the results remotely. Our AI software is being designed to compare each monthly scan with the last and flag changes early, so fewer problems become emergencies.

S-WAVE is in development and is not cleared or approved by the FDA.

Invest in KronosMD | Read the Form C



Working lab prototype	U.S. Patent 10,799,210	~350 shareholders	Q1 2027
Bench-tested; not yet tested in people	Ultrasound technology for 3D dental imaging	Many of them dentists	Target date to request an FDA Pre-Submission meeting

THE PROBLEM

Dental visits are universal. So is the dread.

Almost everyone knows the routine: the appointment you keep pushing back, the time off work, the drive, the waiting room, the chair. For some people it is mild discomfort. For others, fear, cost, or distance means they stop going altogether. Problems that are simple to treat early can become costly emergencies when no one is watching.



About 1 in 3	About 13%	13%	63.7 million	About 1.9 million
U.S. adults did not visit a dentist in the past year	of adults in national surveys have dental anxiety, and anxious adults are less likely to have seen a dentist in the past year	of U.S. adults report cost as a barrier to dental care	Americans live in federally designated dental shortage areas	U.S. emergency department visits each year are for tooth disorders
CDC BRFSS, 2024	Sukumaran et al., International Dental Journal, 2021; Nicolas et al., BMC Oral Health, 2007	ADA Health Policy Institute, 2024	HRSA, Q1 FY2026	CDC/NCHS Data Brief No. 531, June 2025

Statistics are from the third-party sources shown and have not been independently verified by KronosMD.

OUR SOLUTION

S-WAVE™: designed to see below the surface, from home.

S-WAVE is a mouth tray lined with ultrasound sensors that fire at the same time. It is designed to capture the full dental arch in a single scan, rather than sweeping a probe tooth by tooth. The tray connects to a smartphone by cable, and scans upload to secure cloud software.



1. Place the tray and start a scan in the app.
2. The scan uploads, and our AI software compares it with your previous scans.
3. A licensed dentist reviews anything flagged and advises on next steps.



How S-WAVE is intended to compare with today's options

	Phone-photo monitoring	Mail-in impression kits	S-WAVE (in development)
What it captures	Visible surfaces	Tooth shape at one point in time	**Designed to image below the surface**
Ionizing radiation	None	None	**None**
Monthly tracking	Yes	No	**Planned**
3D output	No	Yes, after mailing	**Designed to produce 3D files**

S-WAVE is a development-stage product. We have a working laboratory prototype used for bench testing, but its performance has not been demonstrated in human studies, and the features above may change during development and FDA review.

THE MARKET

Remote dental care is growing, and we believe it needs better imaging.

More people now start and track dental treatment remotely, especially clear aligner treatment. Remote care today relies largely on photos or mailed impressions, which cannot show what is happening below the surface. We intend to serve people in aligner treatment first, then expand to routine at-home monitoring.

About 56%
of people worldwide have some form of malocclusion (misaligned teeth or bite)
Lombardo et al., systematic review, 2020

500 million
consumers identified by Align Technology as its long-term clear aligner market opportunity
Align Technology Investor Day, Nov. 23, 2020

Market data comes from third parties and does not indicate that KronosMD will capture any share of these markets.

OUR PLANNED BUSINESS MODEL

How we plan to generate revenue.

If S-WAVE receives FDA authorization, we plan to sell it mainly direct to consumers, and also through dental and orthodontic practices. We expect revenue to come from two sources: the device and a monthly monitoring subscription.

S-WAVE tray
About $350
One-time purchase

Monitoring subscription
About $1 per day
Scans reviewed by licensed telehealth dentists contracted by KronosMD

Dental practice channel
Partnerships with private dental offices and dental service organizations (DSOs). Practices offer S-WAVE to their patients for at-home monitoring between visits.
Scans reviewed by the patient's own dentist

Over time, we may also seek licensing arrangements with aligner companies and other dental platforms. We have no such agreements today.

KronosMD has not generated revenue. Planned pricing and channels are estimates and may change. S-WAVE is not available for sale.

Company Estimate: Illustrative Revenue in the Fifth Year After Launch

Based on our planned pricing and the assumptions below, management estimates that S-WAVE could generate about **$94 million** in revenue in its fifth full year of commercial sales. A lower-adoption scenario produces about $44 million. These are illustrations of what our business model could produce, not forecasts or promises, and actual results may be far lower, including zero.

Assumption	Base case	Lower case
Trays sold in year 5	90,000	45,000
Trays sold, years 1–5 combined	245,000	122,500
Tray price	$350	$350
Subscription price	$1 per day ($365 per year)	$1 per day ($365 per year)
Subscribers kept each year	85%	75%
Average active subscribers in year 5	About 171,000	About 78,000
Year-5 tray revenue	$31.5M	$15.8M
Year-5 subscription revenue	$62.6M	$28.3M
Year-5 total revenue	**$94.1M**	**$44.0M**

Why we believe these assumptions are reasonable: Align Technology, the largest clear aligner maker, shipped 2.6 million clear aligner cases in 2025 (Align 2025 Form 10-K). Our base case of 90,000 trays in year 5 equals about 3.4% of that one company's annual volume, and the lower case about 1.7%, even

Why we believe these assumptions are reasonable: Align Technology, the largest clear aligner maker, shipped 2.6 million clear aligner cases in 2025 (Align 2025 Form 10-K). Our base case of 90,000 trays in year 5 equals about 3.4% of that one company's annual volume, and the lower case about 1.7%, even though S-WAVE is also intended for routine monitoring beyond aligner patients.

What these estimates do not include: costs, profit, or cash flow; any licensing or partnership revenue; the dental practice channel; or international sales. Year 1 begins only after FDA authorization, which we do not yet have and may never receive. Our target is to request an FDA Pre-Submission meeting in Q1 2027; we cannot predict when, or whether, commercial sales will begin.

These estimates are forward-looking statements prepared in good faith by management and approved by the board of directors. They are based on assumptions that may prove wrong, have not been reviewed by any independent party, and should not be relied on as a prediction of results. The same estimates and assumptions appear in our Form C.

WHERE WE ARE TODAY

Patent
We own U.S. Patent 10,799,210, which covers ultrasound technology capable of producing 3D dental images. An earlier patent we own, U.S. Patent 6,589,054, has expired.

New filings
We plan to file new provisional patent applications after a successful raise. Provisional applications do not guarantee that any patent will be granted.

Laboratory data and prototype
In 2022 we acquired the S-Ray ultrasound technology together with laboratory (bench) research data. We have since built a working laboratory prototype, which we use for bench testing. S-WAVE has not been tested in people.

Shareholders
About 350 people already hold KronosMD shares, many of them dentists. Their prior investment is not an indication that this offering is suitable for you.

We have not yet completed clinical testing, received FDA authorization, or signed any commercial agreements.

ROADMAP

2022
KronosMD formed; S-Ray ultrasound IP and research data acquired.

2024
S-WAVE brand completed.

2025–2026
Device and software design work; working laboratory prototype built and bench-tested; regulatory planning.

Q1 2027 (target)
Request an FDA Pre-Submission meeting.

After this raise (planned)
File new provisional patents, refine the laboratory prototype toward a production design, conduct testing, and prepare an FDA submission for home use.

Target dates are estimates and may be delayed.

How we plan to use the proceeds if we raise the $5,000,000 maximum

Use	Amount · Share
Software and AI development	$1,505,000 · 30.1%
Hardware and manufacturing preparation	$1,500,000 · 30.0%
General and administrative	$500,000 · 10.0%
Regulatory and FDA submission	$400,000 · 8.0%
Marketing	$350,000 · 7.0%
Legal	$300,000 · 6.0%
Funding portal fee (4.9%)	$245,000 · 4.9%
Patent filings	$200,000 · 4.0%
Total	**$5,000,000 · 100%**

If we raise less than the maximum, we will allocate proceeds as described in the Form C. We may change these allocations based on business needs.

Looking further ahead
Beyond imaging, we are exploring whether acoustic energy from a future version of the tray could support teeth whitening and gum care. This is early-stage research only. Any such product would require clinical trials and separate FDA authorization, and we may never develop it. This offering funds the imaging and monitoring product described above.

TEAM AND ADVISORY BOARD



Dr. Greg Rubin
Chief Executive Officer
More than 40 years in the dental industry. Former clinical instructor at the USC and UNLV dental schools. Inventor and manufacturer of dental products, with experience in corporate finance and business development. Dr. Rubin also has roles at affiliated companies, described in the Form C, and does not work for KronosMD full time.

Our advisers provide guidance but are not officers or employees and do not manage the company. They serve without cash or equity compensation.



Daniel Alter, MSc, MDT, CDT
Chairman, Advisory Board
Professor at New York City College of Technology; executive editor of Inside Dental Technology.



Dr. Jonathan Greenburg, DDS
Advisory Board
Inventor of the Zyppah oral appliance.



Dr. Evan Chafitz, DMD
Advisory Board
Oral and maxillofacial surgeon.



Dr. Paul B. Sigfusson, DDS
Advisory Board
Dentist focusing on implants and TMD.

Related-party relationships, if any, are disclosed in the Form C.

OFFERING TERMS

SECURITY	PRICE	PRE-MONEY VALUATION
Series CF Preferred Stock	**$1.00 per share**	**$48,516,998** Set by the company; not an independent appraisal

MINIMUM INVESTMENT	RAISE	OFFERING DEADLINE
$500	**$10,000 target, up to $5,000,000**	**April 18, 2027**

Issuer: KronosMD, Inc. (a Colorado corporation). Funding portal: PicMii Crowdfunding, LLC dba Highlander Crowdfunding. Escrow agent: Enterprise Bank & Trust. Kronos Advanced Technologies, Inc. currently holds about 89% of KronosMD's voting power and will keep control after this offering.

Bonus shares

Time-based (when your investment is made)	
First 7 days of the offering	**20% bonus shares**
Days 8–21	**10% bonus shares**

Amount-based (single investment)	
$2,000 or more	**10% bonus shares**
$5,000 or more	**15% bonus shares**
$10,000 or more	**20% bonus shares**

Time-based and amount-based bonuses combine: the maximum combined bonus is 40%, an effective price of about $0.71 per share for those investors. Bonus shares will be issued by KronosMD after the offering closes. A single investment must meet the threshold; separate investments are not combined. Fractional shares will be rounded up. Investments through a self-directed IRA cannot receive bonus shares because of IRS rules on prohibited transactions. Investors who receive bonus shares pay a lower effective price per share than those who do not.

Your rights as an investor

Escrow
Your funds are held in escrow until we reach the $10,000 target. If we don't reach it by the deadline, your money is returned.

Cancelling
You may cancel for any reason up to 48 hours before the deadline (or an earlier closing we announce). If the offering changes materially, you must reconfirm or your investment is cancelled and refunded.

Investment limits
Non-accredited investors are limited in how much they can invest across all crowdfunding offerings in 12 months, based on income and net worth. The portal will confirm your limit.

Resale restrictions
You generally cannot resell your shares for one year, and there is no public market for them.

Ongoing reports
We will file an annual report (Form C-AR) with the SEC and post it on our website within 120 days after each fiscal year end.

Key risks

Investing in KronosMD is speculative. These are some of the most important risks; read the full risk factors in the Form C before investing.

Early stage. S-WAVE is in development. We have a laboratory prototype only, with no product for sale and no revenue.

Regulatory. S-WAVE has not been cleared or approved by the FDA. The FDA could require more testing than we expect, or may never authorize it. Consumer home use may face a higher bar.

Unproven technology. We have laboratory (bench) data only. S-WAVE may not perform well enough in people to be useful.

Funding. We have very little cash and depend on our parent company and this offering to continue operating. We will likely need to raise more money, which could dilute your ownership.

Control. Kronos Advanced Technologies controls KronosMD. You will have little or no influence over company decisions.

Competition. Larger, well-funded companies already offer remote dental monitoring.

Intellectual property. We rely on one active patent. Others may design around it, and new applications may not be granted.

Illiquidity and valuation. There is no market for these shares, and resale is restricted. The price was set by the company. You may never be able to sell your shares, and you could lose your entire investment.

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Make routine dental care something people don't dread.

Invest in KronosMD through Highlander. Please read the Form C and risk factors before investing.



Invest in S-WAVE

Forward-looking statements. This page contains forward-looking statements about our plans, product development, regulatory timing, pricing, and market opportunity. Words such as "plan," "intend," "designed to," "expect," "estimate," and "target" identify these statements. They are based on current assumptions and are subject to risks and uncertainties, many outside our control, that could cause actual results to differ materially. We undertake no obligation to update them except as required by law.

Regulatory status. S-WAVE is an investigational product in development. It has not been cleared or approved by the U.S. Food and Drug Administration and is not available for sale. Descriptions of features reflect design goals, not demonstrated performance.

Offering. This offering is made only through PicMii Crowdfunding, LLC dba Highlander Crowdfunding, a FINRA member and SEC-registered funding portal, under Regulation Crowdfunding. The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

Third-party data. Statistics are drawn from the sources cited and have not been independently verified by KronosMD.

RISK DISCLAIMER. When making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investments on Highlander AI are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment. Investments are not insured by the FDIC, SIPC, or any other government agency and may be long-term or non-transferable.

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice. Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. By accessing this site you agree to our Terms of Use, Privacy Policy and Investor User Agreement. Past performance is not indicative of future results.

S-WAVE